# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gryphon Digital Mining, Inc., CIK 0001755953
CUSIP: 400510103
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1180 N. TOWN CENTER DRIVE, 1180 N. TOWN CENTER DRIVE, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 06/04/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-038417
Filed by CIK 0002011636

## Reporting persons
- Roxy Capital Corp: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 125,000; shared voting power 0; sole dispositive power 125,000; shared dispositive power 0; aggregate amount beneficially owned 125,000 (0.2% of the class)
  Comment: The number of shares above represents a warrant for the purchase of 125,000 shares of common stock at an exercise price of $1.50 per share. The response to Row 11 above is based on 72,557,715 shares of the Issuer's common stock outstanding as of May 15, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025.
- Lazer Eric: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 125,000; shared voting power 0; sole dispositive power 125,000; shared dispositive power 0; aggregate amount beneficially owned 125,000 (0.2% of the class)
  Comment: The number of shares above represents a warrant for the purchase of 125,000 shares of common stock at an exercise price of $1.50 per share held by Roxy Capital Corp. The response to Row 11 above is based on 72,557,715 shares of the Issuer's common stock outstanding as of May 15, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025.

## Item 1. Issuer
Name of issuer: Gryphon Digital Mining, Inc.
Address of issuer's principal executive offices: 1180 N. TOWN CENTER DRIVE, 1180 N. TOWN CENTER DRIVE, LAS VEGAS, NEVADA, 89144.

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Roxy Capital Corp ("Roxy Capital ") and Eric Lazer, an individual (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 20 Canal Beach, Old Fort Bay, P.O. Box N7776, Nassau, Bahamas 00000.
Citizenship: Roxy Capital was organized in the Cayman Islands. Eric Lazer is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Roxy Capital is the record holder of a warrant to purchase 125,000 shares of common stock of the Issuer at an exercise price of $1.50 per share. Eric Lazer is the Director of Roxy Capital and has sole voting and investment power over the securities held by it. Eric Lazer disclaims beneficial ownership of such securities except to the extent of his pecuniary interest, if any, in such securities.
Percent of class: See Row 11 of the cover page for each if the Reporting Persons.
Sole power to vote or to direct the vote: See Rows 5 of the cover page for each of the Reporting Persons.
Shared power to vote or to direct the vote: See Rows 6 of the cover page for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See Rows 7 of the cover page for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See Rows 8 of the cover page for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Roxy Capital Corp: /s/ Eric Lazer, Eric Lazer, Director (06/04/2025)
- Lazer Eric: /s/ Eric Lazer, Eric Lazer (06/04/2025)